UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

NOTICE TO THE MARKET

Election of members of the Board of Directors

Sendas Distribuidora S.A. (“Company”) informs its shareholders and the market that, at the Company's Annual and Extraordinary General Meeting held on this date, the slate of the new Board of Directors (“Meeting”) was elected, proposed by the Board of Directors, as described in the Management Proposal for the Meeting, for the term of 2 years after taking office within the legal term. The slate is composed by 9 candidates who bring relevant and complementary experience to the Board of Directors and combines members of the Company's management with 7 new members.

Independent members:

•	Mrs. Andiara Pedroso Petterle
•	Mr. José Guimarães Monforte
•	Mr. Julio Cesar de Queiroz Campos
•	Mrs. Leila Abraham Loria
•	Mr. Leonardo Gomes Porciúncula Pereira
•	Mr. Luiz Nelson Guedes de Carvalho
•	Mr. Oscar de Paula Bernardes Neto

Not-independent members:

•	Mr. Belmiro de Figueiredo Gomes
•	Mr. Philippe Alarcon

At the Meeting, were also elected Mr. Oscar de Paula Bernardes Neto, as Chairman of the Board, and Mr. José Guimarães Monforte, as Vice-Chairman of the Board.

The minutes of the Meeting were filed at the Company's headquarters and are available on the Company's website (https://ri.assai.com.br) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.gov.br/cvm) and the Brazilian Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) (www.b3.com.br).

Rio de Janeiro, April 27, 2023

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.